UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 176th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 5, 2025

1.      DATE, TIME AND VENUE: On December 5, 2025, at 10:00 a.m., exceptionally held by videoconference, as permitted by Article 47, paragraph 1 of the Internal Regulations of the Board of Directors and Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.      CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Regulations of the Board of Directors and Technical and Advisory Committees of the Company. All members of the Audit and Control Committee (“Committee”) were present, namely: Mr. Ignácio Maria Moreno Martínez, Chairman of the Committee; Ms. Andrea Capelo Pinheiro, Board Member; Mr. Jordi Gual Solé, Board Member. Also present at the meeting were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the Chief Audit Officer, Ms. Paula Bragança França Mansur; the Director of Accounting and Revenue Projection, Ms. Jaqueline Nogueira de Almeida; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; the Director of Corporate and Societal Affairs, Ms. Nathalia Pereira Leite, as Secretary of the Meeting, as well as the presenters individually named for each of the topics below, whose participation was limited to the time of consideration of their respective topics. Also present were representatives of PricewaterhouseCoopers Independent Auditors (“PwC”), Mr. Ricardo Queiroz, Ms. Carolina Godoy, Mr. Bruno Maia, and Mr. Mateus Oliveira.

3. PRESIDING BOARD: Ignácio Maria Moreno Martínez – Chairman of the Meeting; and Nathalia Pereira Leite – Meeting Secretary.

4.        AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the following was considered and resolved, unanimously by the Committee members present:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 176th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 5, 2025

4.1. Proposal to Reduce the Company’s Capital Stock in the amount of R$4,000,000,000.00 (four billion reais). The proposal to reduce the Company’s share capital by R$4,000,000,000.00 (four billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares (“Reduction”), pursuant to Article 173 of Law No. 6,404/76 (“Brazilian Corporation Law”), reducing the share capital from R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$56,071,415,865.09 (fifty-six billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), with the shareholders’ participation in the Company’s share capital remaining unchanged, and Article 5, caput of the Company’s Bylaws to be amended to reflect the said Reduction, was considered.

If approved by the extraordinary shareholders’ meeting, the implementation of the Reduction is subject to a 60 (sixty) day period, pursuant to Article 174 of the Brazilian Corporation Law. After the Reduction is implemented, payment of the funds resulting from the Reduction must occur by July 31, 2026, in a single installment, on a date to be determined by the Company’s Management, individually to each shareholder and in proportion to their respective positions in the Company’s share capital, in accordance with the settlement procedures established by B3 S.A. – Brasil, Bolsa, Balcão and by the institution responsible for the bookkeeping of the Company’s shares, as applicable.

It was clarified that the Reduction proposal was submitted to the Fiscal Council for its opinion and will also be submitted to the Company’s Board of Directors for resolution.

Considering the clarifications provided during the meeting, the Committee members, having analyzed the terms of the transaction, unanimously decided to recommend to the Board of Directors the approval of the Reduction proposal presented, with the consequent amendment of the Company’s Bylaws, to be resolved at an extraordinary general meeting of shareholders, pursuant to the Brazilian Corporation Law.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 176th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 5, 2025

5. CLOSING: There being no further matters to discuss, the Chairman of the Committee adjourned the meeting, and these minutes were drawn up. São Paulo, December 5, 2025. Signatures: (aa) Ignácio Maria Moreno Martinez – Chairman of the Committee; Andrea Capelo Pinheiro; Jordi Gual Solé; and Nathalia Pereira Leite – Secretary of the Meeting.

I hereby certify that the resolution recorded in this instrument is included in the minutes of the 176th meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on December 5, 2025, drawn up in the Company’s book. This is a free English translation.

_________________________________

Nathalia Pereira Leite

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director